December , 1983

Anchor National Life Insurance Company
Camelback at 22nd Street
Phoenix, Arizona  85016

Re:  Investment letter

Gentlemen:

     The American Pathway Fund ("Fund"), a Massachusetts Business Trust, hereby offers to sell to Anchor National Life Insurance Company 2,500 Shares of Beneficial Interest ("Shares"), with no par value, of each of the four series at a price of $10.00 per Share for immediate allocation to the American Pathway II - Separate Account of Anchor National Life Insurance Company, upon the following terms and conditions:

     You agree to pay to the Fund the Aggregate Purchase Price of $100,000 against delivery of a statement confirming the registration of 10,000 Shares in your name.

     You represent to the Fund that you are purchasing the Shares for the Separate Account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest in the Fund and does not represent a loan or temporary advance by you to the Fund.

     We represent that Shares so purchased shall participate pro rata in the investment performance of the Fund and shall be subject to the same valuation procedures as are other shares of the Fund. You shall have and may exercise voting rights on the same basis as other beneficial owners of shares of the Fund.

     You agree that your interest in the Fund as a result of the purchase hereunder shall be neither senior nor subordinate to the interests of any other beneficial shareholders and that, in the event of liquidation of the Fund, however occurring, the Shares purchased shall have no preferential rights of any kind over such other beneficial shareholders, but shall participate ratably with them.

     You agree that you will not redeem any of the Shares while any portion of such organizational expenses have not been paid. In addition, you agree that in no case shall you sell or redeem such Shares if as a result thereof, the total capital of the Fund would be less than $100,000, so long as the Fund shall continue to offer its shares.

     We agree to make available to you for inspection, upon advance written request, all books and records of the Fund required to be maintained for purposes of the Federal Securities Laws. In addition, we agree to provide you on a timely basis with all periodical reports and filings made by the Fund with the Securities and Exchange Commission. In the event such procedures are not followed, upon demand we agree to provide you with a complete accounting of all monies advanced by you under the terms of this Investment Letter.

Very truly yours,

AMERICAN PATHWAY FUND,

By
  Thomas E. Terry
  Trustee

Confirmed and agreed to December  , 1983
ANCHOR NATIONAL LIFE INSURANCE COMPANY
By